                                    FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        REPORT OF FOREIGN PRIVATE ISSUER


                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               For June 16, 2003



                           PAN AMERICAN SILVER CORP.
                             1500 - 625 HOWE STREET
                                VANCOUVER, B.C.
                                    V6C 2T6


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                          Form 20-F____ Form 40-F__X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes____  No__X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                         PAN AMERICAN SILVER CORP.



Date: June 16, 2003                      By:   /s/ Ross Beaty
                                               --------------------------
                                               Ross Beaty
                                               Chairman and C.E.O.

                     (PAN-AMERICAN SILVER CORP. LETTERHEAD)




                                  NEWS RELEASE

June 16, 2003


                   PAN AMERICAN SILVER ADVANCES ALAMO DORADO
                   AND MANANTIAL ESPEJO DEVELOPMENT PROJECTS
              (all figures in US dollars unless otherwise stated)

Vancouver, Canada - Pan American Silver Corp (NASDAQ -- PAAS; TSX -- PAA) is pleased to announce excellent progress at two of its major development projects, Alamo Dorado and Manantial Espejo, as part of its aggressive growth strategy.

The Alamo Dorado project in Mexico, acquired in early 2003 with the purchase of Corner Bay Silver, continues on pace to feasibility by the fourth quarter. Currently, Alamo Dorado contains proven and probable reserves of 35.5 million tonnes grading 68 g/tonne silver, or 77 million ounces of silver as reported at December 31, 2002 (John Thornton, Mintec, Qualified Person).

A recently completed seven-hole drill program* returned excellent silver and gold grades and provided samples for metallurgical testwork to update the June 2002 feasibility study completed by Corner Bay. AMEC E&C Services Inc. has been retained to confirm the economic benefit of adding a conventional mill circuit to a small-scale heap leach operation. A conventional mill may improve recoveries, thereby reducing production costs. All permits for the heap leach operation have been received, except for water permits; however, the agreements to lease water and the corresponding permits are expected to be in place by October. Power supply options have been examined and discussions to source power are underway with the Mexican power authority.

A production decision, complete with financing plans, is expected by the end of this year. Pan American expects Alamo Dorado to produce 6 million ounces of silver annually at an average cash cost of $3.25 per equivalent ounce of silver starting in 2005.

In Argentina, a 6,000 m infill drilling program has been completed on the 50% owned Manantial Espejo silver-gold joint venture. The results have confirmed the size of the deposit and increased the Company's confidence in its geological model, leading the joint venture to accelerate the commissioning of a feasibility study on the property. The study will be initiated in the fourth quarter for completion in the fall of 2004. Over the remainder of the year, geotechnical and environmental work will proceed to facilitate permitting.

Currently, reported measured and indicated mineral resources at Manantial Espejo total 4.39 million tonnes grading 264 g/tonne silver and 4.51 g/tonne gold, or 37 million ounces of silver and 620,000 ounces of gold, with an additional 13 million ounces of silver and 185,000 ounces of gold identified in inferred resources of 1.59 million tonnes grading 259 g/tonne silver and 3.65 g/tonne gold (Stewart Wallis, P.Geo, Qualified Person). The feasibility study will evaluate the potential for Manantial Espejo to produce 4 million ounces of silver and 70,000 ounces of gold annually.

                                                                           .../2


              1500-625 HOWE STREET, VANCOUVER, BC CANADA V6C 2T6.
                       TEL 604.684.1175 FAX 604.684.0147
                            www.panamericansilver.com

In 2003, Pan American expects to produce more than 10 million ounces of silver. The completion of the La Colorada expansion currently underway in Mexico, coupled with the successful development of Alamo Dorado and Manantial Espejo will see Pan American's production double to 20 million ounces of silver annually in 2005.

For Further Information Contact:

Brenda Radies, VP Corporate Relations (604) 684-1175
Ross Beaty, Chairman and CEO (604) 684-1175

www.panamericansilver.com


*Most recent drill holes from Alamo Dorado:

                                                  AG          AU        AGEQV
HOLE#         FROM         TO        METERS    (G/TONNE)  (G/TONNE)   (G/TONNE)
-------------------------------------------------------------------------------
ADDDH-09        33          150        117         69        0.267         86
-------------------------------------------------------------------------------
ADDDH-10        48          195        147        110        0.331        132
-------------------------------------------------------------------------------
ADDDH-11        27           89         62        119        0.519        153
-------------------------------------------------------------------------------
ADDDH-11       109          145         36         47        0.171         58
-------------------------------------------------------------------------------
ADDDH-11       169          185         16         43        0.201         56
-------------------------------------------------------------------------------
ADDDH-12        73          238        166        118        0.209        131
-------------------------------------------------------------------------------
ADDDH-13       137          215         78        231        0.050        234
-------------------------------------------------------------------------------
ADDDH-14        83          171         87        149        0.814        202
-------------------------------------------------------------------------------
ADDDH-15        63          165        102        208        0.517        242
-------------------------------------------------------------------------------


Norm Pitcher, Chief Geologist, Mining and Development, Pan American Silver, Qualified Person. All assays were performed by IPL Division of Midas Canada Inc. with checks done by ALS Chemex Labs, with industry standard QA/QC procedures.

                                     - End -



CAUTIONARY NOTE

SOME OF THE STATEMENTS IN THIS NEWS RELEASE ARE FORWARD-LOOKING STATEMENTS AND AS SUCH ARE BASED ON AN ASSUMED SET OF ECONOMIC CONDITIONS AND COURSES OF ACTION. THESE INCLUDE ESTIMATES OF FUTURE PRODUCTION LEVELS, EXPECTATIONS REGARDING MINE PRODUCTION COSTS, EXPECTED TRENDS IN MINERAL PRICES AND STATEMENTS THAT DESCRIBE PAN AMERICAN'S FUTURE PLANS, OBJECTIVES OR GOALS. THERE IS A SIGNIFICANT RISK THAT ACTUAL RESULTS WILL VARY, PERHAPS MATERIALLY, FROM RESULTS PROJECTED DEPENDING ON SUCH FACTORS AS CHANGES IN GENERAL ECONOMIC CONDITIONS AND FINANCIAL MARKETS, CHANGES IN PRICES FOR SILVER AND OTHER METALS, TECHNOLOGICAL AND OPERATIONAL HAZARDS IN PAN AMERICAN'S MINING AND MINE DEVELOPMENT ACTIVITIES, UNCERTAINTIES INHERENT IN THE CALCULATION OF MINERAL RESERVES, MINERAL RESOURCES AND METAL RECOVERIES, THE TIMING AND AVAILABILITY OF FINANCING, GOVERNMENTAL AND OTHER APPROVALS, POLITICAL UNREST OR INSTABILITY IN COUNTRIES WHERE PAN AMERICAN IS ACTIVE, LABOR RELATIONS AND OTHER RISK FACTORS LISTED FROM TIME TO TIME IN PAN AMERICAN'S FORM 40-F.


                                      - 2 -